3-24-04

SECU[redacted]OMMISSION

04017571

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 158

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SEC FILE NUMBER
47342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Gleacher Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue
(No. and Street)

New York (City) N Y (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Trabulsi (212) 418-4296
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) N Y (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Richard Trabulsi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gleacher Partners LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE A. GENTILE
Notary Public, State of New York
No. 4979706
Qualified in Suffolk County
Commission Expires April 8, 2007

Marie A. Gentile
Notary Public

Richard Trabulsi
Signature

Controller
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLEACHER PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
Gleacher Partners LLC
New York, New York

We have audited the accompanying statement of financial condition of Gleacher Partners LLC (the "Company") as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition enumerated above presents fairly, in all material respects, the financial position of Gleacher Partners LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
January 29, 2004

GLEACHER PARTNERS LLC

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 6,668,808
Securities owned, at market or fair value	4,320
Accounts receivable	2,340,148
Due from affiliates	2,652,026
Notes receivable	455,793
Prepaid expenses	196,776
Deferred charges	2,605,876
Other assets	544,397
	$ 15,468,144
LIABILITIES	
Accrued compensation and benefits	$ 1,293,584
Accounts payable and accrued liabilities	733,454
Deferred revenue	1,805,637
	3,832,675
Commitments and contingencies	
MEMBER'S EQUITY	11,635,469
	$ 15,468,144

See notes to statement of financial condition

NOTE A - ORGANIZATION

Gleacher Partners LLC (the "Company"), a limited liability company, was formed on April 1, 1999. Gleacher Holdings LLC (the "Parent") is the sole member of the Company. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company does not carry customer accounts; as such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(ii) of that rule. The Company provides corporate and investment banking advisory services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] *Use of estimates:*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

[2] Securities transactions:

Securities owned are recorded at market or fair value on a trade date basis. Securities not readily marketable have been valued at fair value as determined by management using various available data.

[3] Cash and cash equivalents:

Cash equivalents consist of operating cash and money market funds purchased with an original maturity of three months or less.

[4] Income taxes:

The Company is a single member limited liability company where the member is individually responsible for income taxes that result from the Company's operations. No provision for income taxes is included in the accompanying financial statements.

NOTE C - DEFERRED CHARGES AND DEFERRED REVENUE

Deferred charges represent amounts paid to raise initial capital funds of the Mezzanine Investment Funds, alternative investment funds managed by the Company. These charges are amortized on a straight-line basis over five years, which is the period for which the Company is entitled to earn management fees.

NOTE D - REGULATORY REQUIREMENTS

As a broker dealer registered with the SEC and the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital based upon aggregate debits pursuant to SEC Rule 15c3-3. The Rule requires the maintenance of minimum net capital calculated at the greater of $250,000 or 2% of aggregate debit items. At December 31, 2003, the Company had net qualifying capital of $2,836,133 which was $2,586,133 in excess of its required net capital of $250,000.

NOTE E - RETIREMENT PLAN

Employees of the Company participate in a defined contribution plan which meets the requirements of Section 401(k) of the Internal Revenue Code (the "Plan") to which the Company contributes up to 3% of eligible employee compensation as defined, which vest over a three-year period.

NOTE F - CONTINGENCIES

The Company has guaranteed the escrowed distributed earnings of a fund managed by the Company to a third party, who is also a partner in the General Partner of the Fund. The guarantee is limited to a maximum of $5,000,000. At December 31, 2003 approximately $1,243,000 of escrowed distributed earnings has been guaranteed under this arrangement. In the opinion of management, the likelihood of events activating the terms of the guarantee are remote.

The Company has guaranteed a third-party that they will realize a level of proceeds on the eventual disposition of certain private equity investments sold by senior members of management to such third-party. The maximum liability under the guarantee is $1,000,000. Senior members of management have, in turn, guaranteed repayment of the amount to the Company.

NOTE G - RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with the Parent. The Parent provides certain administrative services to the Company, including the use of premises and fixed assets and payment to certain third-party vendors for which the Company reimburses the Parent. Total payments to the Parent for the year ended December 31, 2003 approximated $2,250,000. In addition, during the year ended December 31, 2003, the Company loaned its Parent $1,100,000 which bears no interest and is due on demand.

The Company maintains unsecured notes receivable from employees that bear interest based on the London Interbank Offered Rate and have maturities of up to two years.

The Company has a fee sharing arrangement with its affiliate located in the United Kingdom and has paid certain expenses on its behalf. At December 31, 2003, approximately $45,000 is due from the affiliate.